Exhibit 11

HealthSouth and Subsidiaries

Computation of Per Share Earnings

	For the years ended December 31,
	2005	2004	2003
Numerator:
Loss from continuing operations before cumulative effect of accounting change	$(384,585)	$(54,128)	$(426,920)
Loss from discontinued operations, net of income tax expense	(61,409)	(120,342)	(5,181)
Cumulative effect of accounting change, net of income tax expense	—	—	(2,456)

Net loss	$(445,994)	$(174,470)	$(434,557)

Denominator:
Basic – weighted average common shares outstanding	396,563	396,423	396,132

Diluted—weighted average common shares outstanding	398,021	397,625	405,831

Basic loss per share:
Loss from continuing operations before cumulative effect of accounting change	$(0.97)	$(0.14)	$(1.08)
Loss from discontinued operations, net of income tax expense	(0.15)	(0.30)	(0.01)
Cumulative effect of accounting change, net of income tax expense	—	—	(0.01)

Net loss	$(1.12)	$(0.44)	$(1.10)

*Diluted loss per share:
Loss from continuing operations before cumulative effect of accounting change	$(0.97)	$(0.14)	$(1.05)
Loss from discontinued operations, net of income tax expense	(0.15)	(0.30)	(0.01)
Cumulative effect of accounting change, net of income tax expense	—	—	(0.01)

Net loss	$(1.12)	$(0.44)	$(1.07)

*	Diluted loss per share is antidilutive.